Part I, Item 8—Identifying Information

Request: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Response:

Primary Business Name: VIRTU AMERICAS LLC　　　　　　　　　**BD Number: 149823**

BD - AMENDMENT

01/21/2020

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes: NA - less than 5%　　B - 10% but less than 25%　D - 50% but less than 75%

A - 5% but less than 10%　C - 25% but less than 50%　E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ITSKOVICH, ALEX PETER	I	FINOP	12/2019	NA	N	N	2901437
LEVINE, MATTHEW STEVEN	I	CHIEF COMPLIANCE OFFICER	04/2019	NA	N	N	5384169
MESSINGER, CRAIG CHARLES	I	CEO	07/2017	NA	Y	N	731877
RUPPRECHT, NICHOLAS ANDREW	I	PRINCIPAL OPERATIONS OFFICER	12/2018	NA	N	N	5790389
VIRTU STRATEGIC HOLDINGS LLC.	DE	OWNER	04/2016	E	Y	N	27-1574989